BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

June 11, 2015

Via SEC Edgar Submission

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Scor International Foods, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Initial Form S-1 Filed: April 3, 2015

File No. 333-203239

Dear Mr. Schwall:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your response to prior comment 2 from our letter to you dated May 18, 2015, and the related revisions to your prospectus. You now disclose at page 28 that “We had no operations for the three months ended March 31, 2015,” and that you have “not begun our planned principal operations.” Yet you continue to assert at page 28 that “Operating revenues are expected to be significant in fiscal year 2015….” In light of your other disclosures at page 28 and elsewhere, and insofar as you do not appear to have the “reasonable” basis for such an assertion that Item 10(b)(1) of Regulation S-K would require, please ensure that your prospectus retains no such claims regarding expected revenues. See also Item 10(b)(2) of Regulation S-K.

Answer to Comment 1: The revisions listed in Comment 1 have been included in the revised registration statement, and all references to expected revenues have been removed.

Comment 2: We reissue our prior comment 3. Please disclose that you are a shell company, and describe the consequences of that status, including limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Please also include related risk factor disclosure. In that regard, in your response to our prior comment 3, you repeat your previous suggestion that you are “actively and aggressively pursuing” your business plan. Other disclosures imply that you intend to commence operations through the (part-time) efforts of Mr. Bradley, your only employee, and at page 32, you state that he devotes 20 hours per week to Scor. But in the initial and the amended Forms S-1 that Atlantica Seafoods Company filed (most recently on May 22, 2015), we find no references in the pertinent biographical sketches to Scor International or to Mr. Bradley’s part-time work as its CEO, CFO, and sole director, despite the disclosure in the Scor Form S-1 regarding his service in those capacities since last year. Each Atlantica sketch concludes with this representation: “Mr. Bradley has no additional work experience during the previous five years.” More significantly, you disclose at page 28 that you have had no operations.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511     Facsimile: (720) 528-7765      E: kbart@kennethbartesq.com

www.kennethbartesq.com

June 11, 2015

Answer to Comment 2: The Company is reaffirming its position that it does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. While the Company has not yet begun selling its products, and currently does not have products to sell, the Company is still actively searching for third parties who it may contract with in order to pursue its business plans. The Company also has assets listed on its balance sheet as of March 31, 2015, incurred $3,500 in operating expenses during the three months ended March 31, 2015, and incurred $1,350 in operating expenses during its first two weeks from inception, through December 31, 2014. The operating expenses are related to its efforts to pursue its business plans. While the Company has not yet generated any revenue, it is attempting to engage in the production of its planned products, while also attempting to locate third parties from which it plans to acquire food products, brands and production assets. The disclosures for Mr. Bradley will be added to the next amendment to the Atlantica Seafoods Company, Inc. registration statement. The Company does not believe that its above listed activities are nominal. The company very strongly believes that it is not, and has never been, a “shell company”.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Scor International Foods, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511     Facsimile: (720) 528-7765      E: kbart@kennethbartesq.com

www.kennethbartesq.com